SHEARMAN & STERLING

599 LEXINGTON AVENUE

NEW YORK, NY 10022-6069

April 10, 2008

United States Securities and Exchange Commission

Washington, DC 20549

Attention:	Ms. Linda Van Doorn Senior Assistant Chief Accountant Division of Corporation Finance

Re:	Alexander’s, Inc. Form 10-K for the year ended December 31, 2007 Filed on February 25, 2008 File No. 001-6064

Dear Ms. Van Doorn:

We are in receipt of the letter, dated March 27, 2008, to Joseph Macnow, Chief Financial Officer of Alexander’s, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s above-referenced Form 10-K. The Company has authorized us to submit this letter on its behalf in response to the Staff’s letter. To facilitate the Staff’s review of the Company’s responses, we have first reproduced in sequence the Staff’s comment. The Company’s responses immediately follow.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Note 2 – Summary of Significant Accounting Policies

Condominium Sales, page 43

1.	Please clarify to us how EITF 06-08 impacted your revenue recognition in this area and what consideration you gave to disclosing the impact of the EITF on your revenue recognition.

Response

The Company notes for the convenience of the Staff that 100% of the condominium units developed as part of its 731 Lexington Avenue project were sold and closed as of June 30, 2006 and the Company has no other condominium projects under development. EITF 06-08 became effective for the first annual reporting period beginning after March 15, 2007; accordingly, it has no impact on the Company’s financial statements for 2007 and prior years and is not expected to have a significant impact on future financial statements.

Note 10 – Commitments and Contingencies

Environmental Remediation, page 50

2.

The note indicates that you capitalized the settlement costs related to a complaint filed by an independent contractor who was retained to perform services associated with the environmental remediation at your Kings Plaza Regional Shopping Center. Please tell us the nature of the services performed by this independent contractor and why the capitalization of these costs is consistent with the guidance in EITF 90-08.

Response

The Company notes for the convenience of the Staff that in June 1997, the Kings Plaza Regional Shopping Center had commissioned an Environmental Study and Contamination Assessment Site Investigation (the “Phase II Study”) to evaluate and delineate environmental conditions disclosed in a previous study. The results of the Phase II Study indicated the presence of petroleum and bis (2-ethylhexy) phthalate contamination in the soil and groundwater. The Company had delineated the contamination, developed a remediation approach and incurred $2,675,000 with respect to the clean-up of the site, which was expensed. The Company also notes for the convenience of the Staff that as part of the plan to construct a freestanding building adjacent to its Kings Plaza Regional Shopping Center to be leased to Lowe’s Home Improvement Warehouse (“Lowe’s”), the Company retained an independent contractor to remove and neutralize contaminated soil at the site for which we ultimately paid $1,100,000. The capitalization of these costs is permitted under EITF 90-08, if recoverable, and if any of the following criteria are met:

1.

The costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the company. For purposes of this criterion, the condition of that property after the costs are incurred must be improved as compared with the condition of that property when originally constructed or acquired, if later.

2.

The costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations or activities. In addition, the costs improve the property compared with its condition when constructed or acquired, if later.

3.	The costs are incurred in preparing for sale that property currently held for sale.

The Company notes for the convenience of the Staff that it would not have incurred the additional remediation costs if the site was not to be developed. The remediation costs were needed as part of the construction and lease-up of the property. As such, the Company concluded that these costs were capitalizable under EITF 90-08 because they improved the condition, safety and efficiency of the land, and are recoverable, as evidenced by the Company’s subsequent execution of a long-term lease with Lowe’s.

Note 11 – Stock Options and Stock Appreciation Rights

Stock Appreciation Rights, page 52

3.	Please tell us what consideration you gave to the provisions of SFAS 123R when measuring the fair value of your Stock Appreciation Rights.

Response

The Company notes for the convenience of the Staff that as of December 31, 2007, 500,000 of the Company’s Stock Appreciation Rights (“SARs”) were outstanding and exercisable. These SARs were granted in March 1999, became fully vested three years from the date of grant and expire in March 2009. Accordingly, these SARs and the related determination of fair value are accounted for under FIN 28, an interpretation of APB Opinions No. 15 and 25.

The Company notes for the convenience of the Staff that it adopted the provisions of SFAS 123R on a modified prospective basis for its annual reporting period that began after June 15, 2005 (i.e., January 1, 2006). On January 10, 2006, the Omnibus Stock Plan Committee of our Board of Directors granted Michael Fascitelli, the Company’s President, SARs covering 350,000 shares of our common stock. The exercise price of the SARs was $243.83 per share of common stock, which was the average of the high and low trading price of our common stock on the date of grant. The SARs, which became exercisable on July 10, 2006 and were scheduled to expire on March 14, 2007, were exercised by Mr. Fascitelli on March 13, 2007. In measuring the fair value of the SARs granted to Mr. Fascitelli on January 10, 2006, the Company considered the guidance in paragraph A7 of SFAS 123R, which states that:

“Fair value is defined in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, as follows: The amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

Paragraph A7 further states that:

“Observable market prices of identical or similar equity or liability instruments in active markets are the best evidence of fair value and, if available, should be used as the basis for the measurement of equity and liability instruments awarded in a share-based payment transaction with employees. For example, awards to employees of a public entity of shares of it common stock, subject only to a service or performance condition for vesting (nonvested shares), should be measured based on the market price of otherwise identical (that is, identical except for the vesting condition) common stock at the grant date.”

Given that the January 10, 2006 SARs had a 6-month vesting period and a 14-month life, the Company concluded that the best indication of fair value was the observable market price of its common stock as traded on the New York Stock Exchange. Accordingly, the Company measured the fair value of the January 10, 2006 SARs based on its closing stock price on the last day of each reporting period that the SARs remained outstanding. Compensation cost for each period, until settlement, was based on the change in the market price of the Company’s common stock.

* * *

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at 212-848-8190 or Joseph Macnow, the Company’s Chief Financial Officer at 201-587-1000.

Sincerely,

/s/ Douglas Bartner

Douglas Bartner

Cc:	Steven Roth Joseph Macnow Alan Rice (Vornado Realty Trust)